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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913915 10 4

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 913915 10 4

1.	Name of Reporting Person: JOHN C. WHITE		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,572,746

		6.	Shared Voting Power: 107,314

		7.	Sole Dispositive Power: 2,572,746

		8.	Shared Dispositive Power: 107,314

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,680,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A ☐

11.	Percent of Class Represented by Amount in Row (9): 9.6%[1]

12.	Type of Reporting Person: IN

1  Based on 27,841,746 shares outstanding as of December 30, 2004.

13G
CUSIP No. 913915 10 4

1.	Name of Reporting Person: WHITES’ FAMILY COMPANY, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,572,746

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,572,746

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,572,746

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%[2]

12.	Type of Reporting Person: OO

2  Based on 27,841,746 shares outstanding as of December 30, 2004.

13G
CUSIP No. 913915 10 4

1.	Name of Reporting Person: THE WHITE DESCENDANTS TRUST u/a/d September 10, 1997		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: ORGANIZED UNDER THE LAWS OF THE STATE OF ARIZONA.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,572,746 (All shares beneficially owned by Whites Family Company, LLC)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,572,746 (All shares beneficially owned by Whites Family Company, LLC)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,572,746

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%[3]

12.	Type of Reporting Person: OO

3  Based on 27,841,746 shares outstanding as of December 30, 2004

Item 1.

(a)	Name of Issuer:

Universal Technical Institute, Inc. (“UTI”)

(b)	Address of Issuer’s Principal Executive Offices:

UTI’s principal executive offices are located at 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027

Item 2.

(a)	Name of Person Filing:

(1)	John C. White

(2)	Whites’ Family Company, LLC.

(3)	The White Descendants Trust u/a/d September 10, 1997

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” A Joint Filing Agreement of the Reporting Persons was filed with the Securities and Exchange Commission by the Reporting Persons as Exhibit A to the original Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office for each of the Reporting Persons is: c/o Universal Technical Institute, Inc., 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027

(c)	Citizenship:

(1)	John C. White – United States of America.

(2)	Whites’ Family Company, LLC – Organized under the Laws of the State of Delaware.

(3)	The White Descendants Trust u/a/d September 10, 1997 – Organized under the Laws of the State of Arizona.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number:

913915 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following sets forth information with respect to the beneficial ownership of the Common Stock held by the Reporting Persons. The percentage of the Common Stock beneficially owned by the Reporting Persons is based on 27,841,746 shares of Common Stock outstanding as of December 30, 2004.

(a)	Amount beneficially owned: 2,680,060.

Includes 25,635 exercisable options held by John C. White. 2,547,111 shares of Common Stock, held of record by Whites’ Family Company, LLC. 107,314 shares held of record by John C. White and Cynthia L. White 1989 Family Trust of which John C. White is a trustee, The White Descendants Trust u/a/d September 10, 1997 is the sole member and manager of Whites’ Family Company, LLC. John C. White is the trustee of the White Descendants Trust u/a/d September 10, 1997 and, as such, Mr. White has shared voting and investment power over these shares.

(b)	Percent of class : 9.6%.

(c)	Number of shares as to which the person has:

     With respect to each of the Whites Family Company, LLC and The Whites Descendants Trust u/a/d September 10, 1997:

(i)	Sole power to vote or to direct the vote: 2,572,746.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 2,572,746.

(iv)	Shared power to dispose or to direct the disposition of: 0.

(c)	Number of shares as to which the person has:

With respect to John C. White:

(i)	Sole power to vote or to direct the vote: 2,572,746.

(ii)	Shared power to vote or to direct the vote: 107,214.

(iii)	Sole power to dispose or to direct the disposition of: 2,572,746.

(iv)	Shared power to dispose or to direct the disposition of: 107,314.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[Signatures are on the following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

JOHN C. WHITE

Dated: February 14, 2005	WHITES’ FAMILY, LLC

By: The White Descendants Trust u/a/d September 10, 1997, Manager

By:

John White, Trustee

Dated: February 14, 2005	THE WHITE DESCENDANTS TRUST U/A/D SEPTEMBER 10, 1997

By:

John White, Trustee